Exhibit 21

List of Subsidiaries

	Name of Company	Where Organized

1.	AMF Merchandising Corporation	Delaware
2.	Kaanapali Land Management Corporation	Hawaii
3.	Kaanapali Farm Services, Inc.	Hawaii
4.	Kaanapali Roads, LLC	Hawaii
5.	KLC Holding Corp.	Delaware
6.	KLC Land Company, LLC	Hawaii
7.	MauiGrown Coffee Distributors, LLC	Hawaii
8.	NB Lot 3, LLC	Delaware
9.	Oahu MS Development Corp.	Hawaii
10.	Pioneer Mill Company, LLC	Hawaii
11.	PM Land Company, LLC	Delaware